TheStreet.com, Inc.

14 Wall Street, 15th floor

New York, NY 10005

tel 212 321 5000

fax 212 321 5016

www.thestreet.com

October 3, 2006

VIA EDGAR

Michael Fay

Accounting Branch Chief

Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC 20549-3561

Re:	TheStreet.com, Inc. Form 10-K: For the Year Ended December 31, 2005 10-Q: For the Period Ended June 30, 2006 File No. 000-25779

Dear Mr. Fay:

Set forth below are the responses of TheStreet.com, Inc., a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 19, 2006 (the “Comment Letter”). For the Staff’s convenience, each comment in the Comment Letter has been reproduced in italics above the corresponding response.

Form 10-K for the year ended December 31, 2005

Critical Accounting Policies and Estimates

Revenue Recognition, page 23

1.

Please explain to us and disclose the factors that cause revenues to be subject to estimation and variability. For factors that are variable, disclose the related sensitivity to change. Refer to Section V of FR 72 for guidance.

Michael Fay

Assistant Director

October 3, 2006

We advise the Staff that subscription revenue is subject to estimation and variability due to the fact that, in the normal course of business, subscribers may for various reasons contact us or their credit card companies to request a refund or other adjustment for a previously purchased subscription. Accordingly, we maintain a provision for estimated future revenue reductions resulting from expected refunds and chargebacks related to subscriptions for which revenue was recognized in a prior period. The provision is recorded as a reduction of revenue. The calculation of this provision is based upon historical trends and is reevaluated each quarter.

Advertising revenue is subject to estimation and variability due to our policy of recognizing revenue only for arrangements with customers in which, among other things, management believes that collectibility of amounts due is reasonably assured. Accordingly, we estimate and record a provision for doubtful accounts for estimated losses resulting from the inability of our advertising customers to make required payments. This provision is recorded as a bad debt expense. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current credit-worthiness of each customer.

We will revise the annual disclosure of our Critical Accounting Policies and Estimates (and the quarterly disclosure of our Critical Accounting Estimates) in future filings, to include the foregoing information, as appropriate.

Note (1) Organization, Nature of Business and Summary of Operations and Significant Accounting Policies

Advertising Costs, page F-13

2.

We note your in-house, online, direct response marketing program that came into operation in 2004 as disclosed on page 6 of your filing. Please explain to us your consideration of paragraphs 33 through 39 of SOP 93-7 in regard to accounting for the related direct response marketing costs and why you have not capitalized and amortized associated costs.

We advise the Staff that we have considered the referenced provisions of SOP 93-7 in determining the proper accounting treatment for expenses relating to the in-house, online, direct response marketing program described in the filing. It is our understanding that the SOP provides that, with the limited exception of qualifying “direct response advertising,” all advertising costs must be either expensed as incurred or deferred until first use of the advertising. Under paragraph 33 of the SOP, in order for direct-response advertising costs to be capitalized, the primary purpose of the advertising must be to elicit sales to customers who could be shown to have responded specifically to the advertising. The “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance,” dated March 31, 2001, prepared by Accounting Staff Members in the Commission’s Division of Corporation Finance (although not necessarily reflecting the views of the Commission itself, the Commissioners, or other members of the staff), provides additional guidance in section I.B. “Accounting for Advertising Costs.” It

Michael Fay

Assistant Director

October 3, 2006

states that, in order for direct response advertising costs to qualify for deferral under the SOP, among other things:

(a) ....More than trivial marketing effort after customer response to the advertising and before the sale is consummated (such as customer contact with a sales person or furnishing of additional product or financing information) will disqualify the sale as being deemed a direct result of the advertising.....

(b) .... if the primary purpose (based on either intent or most frequent actual outcome) is identification of customers to which additional marketing efforts will be targeted, the advertising costs do not qualify.

As we described in the filing, the direct response marketing program is comprised of email marketing campaigns (which are done in-house) and promotional advertising campaigns (which are done on third party Web sites such as search engines, financial portals and smaller niche sites). However, the primary purpose of these efforts is to generate free trial subscriptions to our products. Substantial additional marketing effort is then directed at such free trial subscribers, in order to induce them to convert to paid subscriptions, including, without limitation, emails explaining how best to use the product and get the most out of it, free bonus reports, email newsletters and email marketing pieces. Accordingly, we do not believe that the associated costs of the program should be capitalized and amortized pursuant to SOP 93-7, and by describing the program in our narrative disclosure as “direct response,” we did not mean to imply otherwise. We will clarify the description of our marketing program in future filings to prevent any potential misperception.

Note (9) Income Taxes, page F-18

3.	Please disclose the information required by paragraphs 43 through 49 of FAS 109.

We will comply in future filings with paragraphs 43 through 49 of FAS 109. Please note the following specific information in connection with the Staff’s comment:

Paragraph 43. a.	There are no material deferred tax liabilities measured in procedure (b) of paragraph 17.

Paragraph 43. b.	The total of all deferred tax assets measured in procedures (c) and (d) of paragraph 17 was included in the Company’s Form 10-K for the year ended December 31, 2005.

Paragraph 43. c.	The total valuation allowance recognized for deferred tax assets determined in procedure (e) of paragraph 17 was included in the Company’s Form 10-K for the year ended December 31, 2005.

Michael Fay

Assistant Director

October 3, 2006

Paragraph 44.

Information required to be disclosed whenever a deferred tax liability is not recognized because of the exception to comprehensive recognition of deferred taxes for any of the areas addressed by Opinion 23 (as amended by this Statement) or for deposits in statutory reserve funds by U.S. steamship enterprises is currently not applicable.

Paragraph 45. a.	Current tax expense was included in the Company’s Form 10-K for the year ended December 31, 2005.

Paragraph 45. b.	Deferred tax expense or benefit is currently not applicable.

Paragraph 45. c.	Investment tax credits are currently not applicable.

Paragraph 45. d.	Government grants are currently not applicable.

Paragraph 45. e.	The benefits of operating loss carryforwards was included in the Company’s Form 10-K for the year ended December 31, 2005.

Paragraph 45. f.

Tax expense that results from allocating certain tax benefits either directly to contributed capital or to reduce goodwill or other noncurrent intangible assets of an acquired entity is currently not applicable.

Paragraph 45. g.	Adjustments of a deferred tax liability or asset for enacted changes in tax laws or rates or a change in the tax status of the enterprise is currently not applicable.

Paragraph 45. h.

Adjustments of the beginning-of-the-year balance of a valuation allowance because of a change in circumstances that cause a change in judgment about the realizability of the related deferred tax asset in future years is currently not applicable.

Paragraph 46.

The amount of income tax expense or benefit allocated to continuing operations and the amounts separately allocated to other items (in accordance with the provisions of paragraphs 35-39) will be included.

Paragraph 47.

A reconciliation using percentages of (a) the reported amount of income tax expense attributable to continuing operations for the year to (b) the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations will be included.

Paragraph 48. (a)	The amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes was included in the Company’s Form 10-K for the year ended December 31, 2005.

Michael Fay

Assistant Director

October 3, 2006

Paragraph 48. (b)

Disclosure of any portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill or other noncurrent intangible assets of an acquired entity or directly to contributed capital (paragraphs 30 and 36) is currently not applicable.

Paragraph 49. (a) and (b)	The Company is not a member of a group that files a consolidated tax return. Therefore, this is currently not applicable.

Presently, the disclosure would read in substantially the following form:

(9) Income Taxes

The current year's Federal and State income tax provision consists substantially of minimum taxes as a result of the utilization of prior year net operating loss carryforwards. The principal reasons for the variation between income taxes at the statutory federal rate and that shown in the statement of operations were as follows:

	Year Ended December 31,
	2005	2004	2003
Statutory federal income tax rate	34%	(34%)	(34%)
State income taxes, net of federal income tax benefit	6%	(6%)	(6%)
Adjustment for change in valuation allowance	(40%)	40%	40%
	0%	0%	0%

Temporary differences between the financial statement and tax basis of assets and liabilities may give rise to deferred tax assets and deferred tax liabilities. The composition of deferred taxes is as follows:

	For the year ended December 31,
	2005	2004
Deferred tax assets:
Operating loss carryforwards	$55,300,032	$55,535,554
Total tax assets	$55,300,032	$55,535,554

The valuation allowance primarily relates to the Federal and State net operating losses for which utilization in future periods is uncertain. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income and tax planning strategies in making this assessment. Based on the historical

Michael Fay

Assistant Director

October 3, 2006

taxable losses and projections for future taxable income over the periods that the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will not realize all of its tax benefits in the near future and therefore a valuation allowance was established in the full value of the deferred tax asset.

As of December 31, 2005, the Company has approximately $138 million of Federal and State net operating losses available to offset future taxable income, which if not utilized will expire in 2024. The Company’s ability to utilize its carryforwards may be subject to an annual limitation in future periods pursuant to Section 382 of the Internal Revenue code.

Note (11) Commitments and Contingencies

Legal Proceedings, page F-20

4.	Please tell us and disclose the terms and accounting for the agreed settlement.

We advise the Staff that the settlement is a collective one between the plaintiffs in the IPO securities class action litigation, the approximately 300 issuer defendants in the litigation, including the Company, and the insurance carriers of the issuer defendants. The settlement was preliminarily approved by the court on February 1, 2005, subject to certain minor modifications, which were made and approved by the court on August 31, 2005. The settlement fairness hearing was held on April 24, 2006, and a decision from the court on whether the settlement is fair to the class members is expected in the near future. The settlement agreements provide as follows:

The Company and the other issuer defendants will assign their interests in claims against the underwriters for excess compensation in connection with their IPOs to the plaintiffs, and agree not to assert certain other claims against the underwriters, such as underpricing, indemnification and antitrust claims, except in certain defined circumstances. A number of issuers’ assigned claims have been asserted already; these were dismissed by the Court on February 24, 2006. The dismissal is currently on appeal to the Second Circuit Court of Appeals. The Company and the other issuer defendants will also cooperate with the plaintiffs to provide the plaintiffs with informal discovery as the litigation continues as to the underwriter defendants. Further, the plaintiffs will receive an undertaking from the insurers of the Company and the other issuer defendants guaranteeing that the plaintiff class will recover, in the aggregate, $1 billion from their various suits against the underwriters (including the claims assigned by the issuer defendants). The Company’s per capita portion of the maximum amount payable to the plaintiffs under the settlement, assuming the entire $1 billion is payable, would be approximately $3-4 million. The plaintiffs’ actual recoveries from the underwriter defendants (through settlements or damages assessed as a result of litigation) will be applied against the guarantee; and to the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuer defendants’ settlement. In exchange for the consideration described above, the plaintiffs will release the non-bankrupt issuer defendants from all claims against them (the bankrupt issuers will receive a covenant not to sue) and their individual defendants. Under the terms of the settlement agreements, all costs and expenses of

Michael Fay

Assistant Director

October 3, 2006

the settlement (including legal expenses after June 1, 2003) will be borne by the insurance carriers of the Company and the other issuer defendants using each issuer defendant’s existing insurance coverage, with deductibles waived.

If the settlement is approved, we are not aware of any material limitations to the payment by our insurance carriers of the costs and expenses of the settlement to the plaintiffs. Our insurance coverage is sufficient, our carriers are solvent, and we are not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Accordingly, we do not expect that the settlement, should it be approved, will involve any payment by the Company.

If the settlement is not approved, we intend to defend the action vigorously. We advise the Staff that, due to a number of factors, including, without limitation, the intent of management to contest the case vigorously should the collective settlement not be approved by the court, the inherent uncertainty of litigation, and the difficulty in making a reasonable estimate of the potential loss, we determined a loss contingency for potential damages or settlement costs relating to the action was not probable or reasonably estimable under the guidance of SFAS No. 5.

We will revise in future filings the disclosure contained in the note on commitments and contingencies to disclose the foregoing, as applicable, beginning with our Form 10-Q for the quarterly period ending September 30, 2006.

Form 10-Q: For the Period Ended June 30, 2006

Note 2. Stock-Based Compensation, page 4

5.

Please clarify for us and in your disclosures the distinction between stock options and restricted stock units. It appears that amounts associated with restricted stock units are included in amounts associated with stock options (e.g., the tables presented on page 6). As appropriate, separately disclose the terms and conditions associated with restricted stock units and provide the applicable disclosures pursuant to FAS 123R.

We advise the Staff that a stock option represents the right, once the stock option has vested and become exercisable, to purchase a share of the Company’s common stock at a particular exercise price set at the time of the grant. A restricted stock unit represents the right to receive one share of the Company’s common stock on the applicable vesting date for such restricted stock unit.

We will revise in future filings the disclosure contained within our stock-based compensation note, beginning with our Form 10-Q for the quarterly period ending September 30, 2006, to clarify the distinction between stock options and restricted stock units, disclosing, as appropriate, the terms and conditions associated with restricted stock units and the applicable disclosures required by FAS 123(R). The tabular disclosure will be revised to provide

Michael Fay

Assistant Director

October 3, 2006

information on grants of restricted stock units on separate lines. Presently, the disclosure would read in substantially the following form:

2.	STOCK-BASED COMPENSATION

Under the terms of the Company’s 1998 Stock Incentive Plan, as amended (the “Plan”), 8,900,000 shares of common stock of the Company have been reserved for awards of incentive stock options, nonqualified stock options (incentive and nonqualified stock options are collectively referred to as “Options”), restricted stock, deferred stock (also referred to as restricted stock units, or RSUs), or any combination thereof. Awards may be granted to such Directors, employees and consultants of the Company as the Compensation Committee of the Board of Directors shall in its discretion select. Only employees of the Company are eligible to receive grants of incentive stock options. Awards generally vest over a three or four-year period and have terms of five years. As of June 30, 2006, there remained 728,490 shares available for future awards under the Plan.

An Option represents the right, once the Option has vested and become exercisable, to purchase a share of the Company’s common stock at a particular exercise price set at the time of the grant. An RSU represents the right to receive one share of the Company’s common stock on the applicable vesting date for such RSU. Until the stock certificate for a share of common stock represented by an RSU is delivered, the holder of an RSU does not have any of the rights of a stockholder with respect to the common stock. However, the grant of an RSU includes the grant of dividend equivalents with respect to such RSU. The Company will maintain a bookkeeping account to which it will credit, whenever cash dividends are paid on the common stock, an amount equal to the amount of the dividend paid on a share of common stock for each then-outstanding RSU granted. The accumulated dividend equivalents will vest on the applicable vesting date for the RSU with respect to which such dividend equivalents were credited, and will be paid in cash at the time a stock certificate evidencing the shares represented by such vested RSU is delivered.

As of October 1, 2005, the Company elected early adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share Based Payment: An Amendment of FASB Statements 123 and 95.” This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements based upon estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

The Company adopted SFAS No. 123(R) using the modified prospective transition method. The accompanying consolidated statements of operations for the three-month and six-month periods ended June 30, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Stock-based compensation expense recognized under SFAS No. 123(R) for the three-month and six-month periods ended June 30, 2006 was $472,351 and $821,316, respectively. As of June 30, 2006, there was approximately $2.7 million of unrecognized stock-based

Michael Fay

Assistant Director

October 3, 2006

compensation expense remaining to be recognized over a weighted-average period of three years.

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant. The value of stock options granted to employees and directors is estimated using an option-pricing model. The value of each RSU, which the Company issued for the first time during the three month period ended March 31, 2006, is equal to the closing price per share of the Company’s common stock on the trading day immediately prior to the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” Under the intrinsic value method, no stock-based compensation expense had been recognized, as the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Stock-based compensation expense recognized in the Company’s Consolidated Statements of Operations for the three-month and six-month periods ended June 30, 2006 includes compensation expense for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based upon the grant date fair value estimated in accordance with the pro forma provision of SFAS No. 123, and compensation expense for the share-based payment awards granted subsequent to January 1, 2006, based upon the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company recognizes compensation expense for share-based payment awards on a straight-line basis over the requisite service period of the award. As stock-based compensation expense recognized in the three-month and six-month periods ended June 30, 2006 is based upon awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of SFAS No. 123 (R), the Company continued its practice of estimating the value of employee stock options on the date of grant using the Black-Scholes option-pricing model. This determination is affected by the Company’s stock price as well as assumptions regarding expected volatility, risk-free interest rate, and expected dividends. The weighted-average estimated value of employee stock options granted during the three month period ended June 30, 2006 was $3.44, using the Black-Scholes model with the following weighted-average assumptions. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted-average value of the applicable assumption used to value stock options at their grant date. In determining the volatility assumption, the Company used a historical analysis of the volatility of the Company’s share price for the preceding two years, based on management’s assessment that recent historical volatility is representative of future stock price trends. The expected option lives, which represents the period of time that options granted are expected to be outstanding, was estimated based upon the “simplified” method for “plain-vanilla” options. The risk-free interest rate assumption is based upon

Michael Fay

Assistant Director

October 3, 2006

observed interest rates appropriate for the term of the Company’s employee stock options. The dividend yield assumption is based on the history and expectation of future dividend payouts.

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Expected option lives	3.5 years	4.0 years
Expected volatility	43.40%	58.50%
Risk-free interest rate	4.58%	3.40%
Expected dividends	1.17%	0.00%

On November 10, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. FAS 123(R)-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

Had compensation for the Company’s outstanding share-based payment awards granted to employees and directors been determined consistent with the provisions of SFAS No. 123, the effect on the Company’s net loss and basic and diluted net loss per share for the three-month and six-month periods ended June 30, 2005 would have been as follows:

	For the Three Months Ended June 30, 2005	For the Six Months Ended June 30, 2005

Net loss, as reported	$(2,270,213)	$(3,124,691)
Add: non-cash compensation, proforma	(439,731)	(888,405)
Net loss, proforma	$(2,709,944)	$(4,013,096)
Basic net loss per share, as reported	$(0.09)	$(0.13)
Diluted net loss per share, as reported	$(0.09)	$(0.12)
Basic net loss per share, pro forma	$(0.11)	$(0.16)
Diluted net loss per share, pro forma	$(0.10)	$(0.15)

Michael Fay

Assistant Director

October 3, 2006

A summary of the activity of the Stock Incentive Plan is as follows:

		Weighted Average Exercise Price	Aggregate Intrinsic Value ($000)

	Awards
Shares underlying awards outstanding January 1, 2006	3,969,149	$2.925	$39,275
Options granted	222,000	7.970	1,076
Restricted stock units granted	129,500	0.000	1,660
Options exercised	(1,216,650)	2.549	12,496
Options cancelled	(102,344)	4.085	894
Shares underlying awards outstanding March 31, 2006	3,001,655	3.285	28,621
Options granted	157,500	9.537	517
Options exercised	(533,529)	2.091	5,725
Options cancelled	(1,001)	4.057	9
Shares underlying awards outstanding June 30, 2006	2,624,625	3.903	$23,404
Options exercisable at June 30, 2006	1,469,969	2.935	$14,531
Restricted stock units exercisable at June 30, 2006	0	0.000	$0

A summary of the status of the Company’s unvested share-based payment awards as of June 30, 2006 and changes in the six-month period then ended, is as follows:

Unvested Awards	Awards	Weighted Average Grant Date Fair Value
Shares underlying awards unvested at January 1, 2006	1,424,176	$2.02
Shares underlying awards granted	509,000	4.23
Shares underlying awards vested	(675,176)	2.01
Shares underlying awards cancelled	(103,344)	2.01
Shares underlying awards unvested at June 30, 2006	1,154,656	3.00

For the six month period ended June 30, 2006, the total fair value of share-based awards vested was $1,332,026. As of June 30, 2006, the weighted average remaining contractual term for awards outstanding and exercisable was 2.60 years.

6.

Please disclose the total fair value of awards vested during the year, the weighted average remaining contractual term for awards outstanding and exercisable, and a description of the expected term assumption and how such was determined. Refer to paragraphs A240(c)(2), (d) and (e)(2)(a) of FAS 123R and SAB Topic 14.D.2 for further guidance.

For the six month period ended June 30, 2006 covered by the filing, the total fair value of share-based awards vested was $1,332,026. As of June 30, 2006, the weighted average

Michael Fay

Assistant Director

October 3, 2006

remaining contractual term for awards outstanding and exercisable was 2.60 years. The expected option lives, which represents the period of time that options granted are expected to be outstanding, was estimated based upon the “simplified” method for “plain-vanilla” options. We will expand our disclosure in future filings, beginning with our Form 10-Q for the quarterly period ending September 30, 2006, to include the required information.

As requested by the Staff, the Company hereby confirms as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments and changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Staff’s comments, or require additional information, please contact the undersigned at (212) 321-5475 or Eric Ashman, our Chief Financial Officer, at (212) 321-5484.

Very truly yours,

Jordan Goldstein Vice President and General Counsel

cc:	Thomas J. Clarke, Jr.
Eric Ashman